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Exhibit 99.2

DragonWave Inc.	For the three and six months ended August 31 2016

Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts
(Unaudited)

	Note	As at August 31, 2016	As at February 29, 2016
Assets
Current Assets
Cash and cash equivalents	4	7,471	4,277
Trade receivables	5	13,879	18,986
Inventory	6	22,701	22,702
Other current assets	7	2,393	2,777

		46,444	48,742
Long Term Assets
Property and equipment	8	3,092	3,702
Intangible assets	9	495	623

		3,587	4,325
Total Assets	11	50,031	53,067

Liabilities
Current Liabilities
Debt facility	11	17,030	22,152
Accounts payable and accrued liabilities	10	25,343	23,832
Deferred revenue		779	1,944
Deferred tax liability	18	281	294
Warrant liability	12, 15	1,057	117

		44,490	48,339
Long Term Liabilities
Deferred revenue		459	498
Warrant liability	12, 15	3,420	3

		3,879	501
Commitments and contingencies	14
Shareholders' equity (deficiency)
Capital stock	12	225,943	221,128
Contributed surplus	12	9,593	9,235
Deficit		(226,263)	(218,225)
Accumulated other comprehensive loss		(9,618)	(9,618)

Total Shareholders' equity (deficiency)		(345)	2,520
Non-controlling interests	3	2,007	1,707

Total Equity		1,662	4,227
Total Liabilities and Equity		50,031	53,067

Shares issued & outstanding	13	5,486,776	3,020,069

(Signed) CLAUDE HAW Director	(Signed) LORI O'NEILL Director

See Note 1: Nature of Business, Basis of Presentation and Going Concern
See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Expressed in US $000's except share and per share amounts
(Unaudited)

		Three months ended		Six months ended
	Note	August 31, 2016	August 31, 2015	August 31, 2016	August 31, 2015
REVENUE
Hardware and other	16	9,530	22,613	18,152	46,177
Services	16	3,700	4,304	7,623	7,080

		13,230	26,917	25,775	53,257

COST OF SALES
Hardware and other	6	7,085	19,458	13,804	38,208
Services	6	1,923	2,744	3,857	4,490
Inventory provision	6	365	730	365	1,025

		9,373	22,932	18,026	43,723

Gross profit		3,857	3,985	7,749	9,534

EXPENSES
Research and development		2,027	3,875	4,136	8,108
Selling and marketing		1,774	3,052	3,795	6,296
General and administrative		3,120	3,603	6,251	7,089

		6,921	10,530	14,182	21,493

Loss before other items		(3,064)	(6,545)	(6,433)	(11,959)
Goodwill impairment		—	(11,927)	—	(11,927)
Amortization of intangible assets	9	(94)	(149)	(184)	(332)
Accretion expense		(33)	(61)	(68)	(132)
Interest expense	11, 15	(354)	(560)	(736)	(1,091)
Warrant issuance expenses		(469)	—	(561)	—
Fair value adjustment – warrant liability	12	602	373	846	895
Foreign exchange loss		(68)	(214)	(220)	(294)

Loss before income taxes		(3,480)	(19,083)	(7,356)	(24,840)
Income tax expense	18	220	1,620	382	1,687

Net loss and comprehensive loss		(3,700)	(20,703)	(7,738)	(26,527)
Net income attributable to non-controlling interest		(238)	(269)	(300)	(399)

Net loss and comprehensive loss attributable to shareholders		(3,938)	(20,972)	(8,038)	(26,926)
Net loss and comprehensive loss per share
Basic and diluted	13	(0.96)	(6.96)	(2.16)	(8.94)
Weighted average shares outstanding
Basic and diluted	13	4,085,920	3,014,892	3,716,149	3,013,417

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's
(Unaudited)

		Three months ended		Six months ended
	Note	August 31, 2016	August 31, 2015	August 31, 2016	August 31, 2015
Operating activities
Net loss		(3,700)	(20,703)	(7,738)	(26,527)
Items not affecting cash
Goodwill impairment		—	11,927	—	11,927
Amortization of property and equipment	8	458	498	927	970
Amortization of intangible assets	9	94	149	184	332
Accretion expense		33	61	68	132
Fair value adjustment – warrant liability	12	(602)	(373)	(846)	(895)
Stock-based compensation	12	160	228	375	505
Unrealized foreign exchange (gain) loss		24	117	5	279
Deferred income tax expense		14	1,485	(13)	1,485

		(3,519)	(6,611)	(7,038)	(11,792)
Changes in non-cash working capital items		3,095	2,644	5,763	2,821

		(424)	(3,967)	(1,275)	(8,971)

Investing activities
Acquisition of property and equipment		(148)	(430)	(317)	(1,251)
Acquisition of intangible assets		(20)	(163)	(56)	(328)

		(168)	(593)	(373)	(1,579)

Financing activities
Repayments on capital lease obligation		(12)	(272)	(32)	(216)
Proceeds from debt facility	11	—	—	—	1,300
Repayment of debt facility	11	(1,837)	(898)	(5,122)	(898)
Issuance of warrants		4,028	—	5,203	—
Issuance of common shares, net		1,957	14	4,798	26

		4,136	(1,156)	4,847	212

Effect of foreign exchange on cash and cash equivalents		(24)	(117)	(5)	(279)
Net increase (decrease) in cash and cash equivalents		3,520	(5,833)	3,194	(10,617)
Cash and cash equivalents at beginning of period		3,951	18,908	4,277	23,692

Cash and cash equivalents at end of period		7,471	13,075	7,471	13,075

Cash paid during the period for interest		328	544	694	1,014

Cash paid during the period for taxes		92	30	503	216

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Expressed in US $000's except share amounts
(Unaudited)

Three and six months ended August 31, 2016

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Equity
Balance at February 29, 2016	3,020,069	$221,128	$9,235	$(218,225)	$(9,618)	$1,707	$4,227

Stock-based compensation	—	—	215	—	—	—	215
Share issuance	599,998	2,839	—	—	—	—	2,839
Exercise of warrants	6	—	—	—	—	—	—
Exercise of options	288	1	—	—	—	—	1
Share issuance – ESPP	206	1	—	—	—	—	1
Net (loss) / income	—	—	—	(4,100)	—	62	(4,038)

Balance at May 31, 2016	3,620,567	$223,969	$9,450	$(222,325)	$(9,618)	$1,769	$3,245

Stock-based compensation	—	—	160	—	—	—	160
Share issuance	1,823,880	1,929	—	—	—	—	1,929
Exercise of pre-funded warrants	30,164	—	—	—	—	—	—
Exercise of options	11,893	44	(17)	—	—	—	27
Share issuance – ESPP	272	1	—	—	—	—	1
Net (loss) / income	—	—	—	(3,938)	—	238	(3,700)

Balance at August 31, 2016	5,486,776	$225,943	$9,593	$(226,263)	$(9,618)	$2,007	$1,662

Three and six months ended August 31, 2015

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Equity
Balance at February 28, 2015	3,011,632	$220,952	$8,388	$(175,921)	$(9,618)	$967	$44,768

Stock-based compensation	—	—	277	—	—	—	277
Share issuance – ESPP	980	16	(4)	—	—	—	12
Net (Loss) / Income	—	—	—	(5,954)	—	130	(5,824)

Balance at May 31, 2015	3,012,612	$220,968	$8,661	$(181,875)	$(9,618)	$1,097	$39,233

Stock-based compensation	—	—	228	—	—	—	228
Vesting of restricted units	2,400	133	(133)	—	—	—	—
Share issuance – ESPP	2,343	17	(3)	—	—	—	14
Net (Loss) / Income	—	—	—	(20,972)	—	269	(20,703)

Balance at August 31, 2015	3,017,355	$221,118	$8,753	$(202,847)	$(9,618)	$1,366	$18,772

See accompanying notes

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts
(Unaudited)

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is a provider of high-capacity packet microwave solutions that drive next-generation IP networks.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on the NASDAQ Capital Market under the symbol DRWI.

        These consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries: DragonWave Corp., incorporated in the state of Delaware, USA, DragonWave PTE. LTD., incorporated in Singapore, DragonWave S.à r.l., incorporated in Luxembourg, DragonWave Telecommunication Technology (Shanghai) Co., Ltd., incorporated in China, DragonWave Mexico S.A. de C.V., incorporated in Mexico, Axerra Networks Asia Pacific Limited, incorporated in Hong Kong, DragonWave India Private Limited, incorporated in India and DragonWave Inc.'s majority owned subsidiary, DragonWave HFCL India Private Limited, incorporated in India. All intercompany accounts and transactions have been eliminated upon consolidation.

        The consolidated interim financial statements of the Company have been prepared in United States dollars following United States Generally Accepted Accounting Principles ["U.S. GAAP"].

        The consolidated interim financial statements for the three and six months ended August 31, 2016 have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities and commitments in the normal course of business in the foreseeable future. The Company has a history of losses and has consumed significant cash resources in the past, and has continued to do so in the three and six months ended August 31, 2016. Recently, additional pressure has been placed on the Company's liquidity position as a result of reduced revenue from a significant OEM channel and a dispute over inventory shipped to a customer in India in June 2015.

        The Company has been able to make progress in restructuring the business. This progress includes the following highlights:

  •
  Reduced operating expenses by 34% in the six months of fiscal year 2017 compared to the same period in the previous year primarily through reduction in staff levels internationally;

  •
  Raised $9,502 in cash (net of commissions and expenses) with a public offering in August 2016 and a registered direct offering in April 2016 which in both cases included common shares and warrants;

  •
  Reduced outstanding debt on the Company's credit facility by $15,772 between August 31, 2015 and August 31, 2016 by leveraging its working capital;

  •
  Improved the gross profit percentage in the second quarter of fiscal year 2017 to 29.2% from 14.8% in the second quarter of fiscal year 2016;

  •
  Continued to work closely with its credit facility partners; and

  •
  Initiated arbitration proceedings to seek resolution to its customer dispute in India.

        Despite the progress identified above, the Company remains in breach of the original terms of its debt facility, and is negotiating a new long-term debt facility. See Note 11 for further details on the debt facility. The continued consumption of cash has raised substantial doubt about DragonWave Inc.'s ability to

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN (Continued)

continue as a going concern. Management's plans to restructure the business and overcome these difficulties include initiatives in a number of areas including:

  •
  Targeting its sales efforts to direct and indirect opportunities in markets with higher gross margins, and lower working capital requirements;

  •
  Adjusting its business focus and resources away from Nokia in order to support new sales channels;

  •
  Renegotiating the terms of existing debt facilities;

  •
  Continuing to minimize fixed and variable operating expenses, by tightly controlling discretionary spending and headcount growth;

  •
  Actively investigating and pursuing alternative forms of financing;

  •
  Reducing inventory levels in both raw material and finished goods inventory; and

  •
  Working closely with vendors to ensure supply continuity.

        These plans may be difficult to achieve. They are dependent on a number of key assumptions including the timing of significant new customer projects, success in arbitration with the customer located in India, and accommodations from the Company's suppliers and credit lenders. It is possible that the plans described above may not be fully executed or may occur too slowly to solve the Company's current liquidity concerns. There can be no assurance that the existing financing facility can be renegotiated or that any other forms of financing can be arranged on satisfactory terms. These consolidated interim financial statements do not include any adjustments to the accounts and classification of assets and liabilities that may be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

        The consolidated interim financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except for the changes in accounting policies and methods described below. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended February 29, 2016.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the FASB issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers" which reflects decisions reached by the FASB at its meeting earlier in the year to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption permitted for the year

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

beginning after December 15, 2016. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements – Going Concern". The update provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

        In November 2015, the FASB issued ASU 2015-17, "Balance Sheet Classification of Deferred Taxes". The amendments in this Update eliminate the current requirement for companies to separate deferred income tax liabilities and assets into current and non-current amounts in a classified statement of financial position. Instead, companies will be required to classify all deferred tax liabilities and assets as non-current. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, with early adoption is permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, "Leases". The amendments in this Update create Topic 842, Leases, and supersede the lease requirements in Topic 840, Leases. The Update will require companies to recognize a right-of-use asset and a lease liability in their balance sheets, while still distinguishing between finance leases and operating leases. For finance leases, the lessee would recognize interest on the lease liability separately from amortization of the right-of-use asset in the statement of comprehensive income, and for operating leases, the lessee would recognize a straight-line lease expense. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

        In March 2016, the FASB issued ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting". The amendments in this Update simplify several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statements of cash flows. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, with early adoption is permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

3. BUSINESS COMBINATIONS

DragonWave HFCL India Private Limited

        Non-controlling interest consists of the minority owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

4. CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	August 31, 2016				February 29, 2016
Native Currency	Native Currency $	Foreign Exchange Rate to USD	USD Amount	% of total	USD Amount	% of total
US Dollar	4,045	1.000	4,045	54.1%	1,600	37.4%
Canadian Dollar	402	0.764	307	4.1%	39	0.9%
Indian Rupee	179,656	0.015	2,682	35.9%	2,317	54.2%
Other			437	5.9%	321	7.5%

Total Cash and Cash Equivalents			7,471	100.0%	4,277	100.0%

        In accordance with the fourth forbearance agreement which is valid until April 1, 2017 the Company is required to have a minimum of $1,000 held at Comerica Bank [February 29, 2016 – $1,000].

        The Company could elect to repatriate funds from its foreign subsidiaries and this may result in withholding taxes.

5. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to trade receivables in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to trade receivables by performing credit reviews for each of its customers. The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base.

	August 31, 2016	February 29, 2016
Trade receivables	14,130	19,209
Allowance for doubtful accounts	(251)	(223)

Total trade receivables	13,879	18,986

        As at August 31, 2016, two customers exceeded 10% of the total receivable balance. These customers represented 37% and 14% of the trade receivables balance [February 29, 2016 – two customers represented 52% and 16% of the trade receivables balance].

        Included in general and administrative expenses is a recovery of $24 and an expense of $13 related to bad debt expense for the three and six months ended August 31, 2016 [three and six months ended August 31, 2015 – expense of $112 and $148].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

6. INVENTORY

        Inventory is comprised of the following:

	August 31, 2016	February 29, 2016
Raw materials	3,336	2,389
Work in progress	2,473	614
Finished goods	14,461	16,986

Total production inventory	20,270	19,989

Inventory held for customer service/warranty	2,431	2,713

Total inventory	22,701	22,702

        Cost of sales for the three and six months ended August 31, 2016 was $9,373 and $18,026 respectively [three and six months ended August 31, 2015 – $22,932 and $43,723 respectively], which included $6,756 and $12,455 of product costs respectively [three and six months ended August 31, 2015 – $18,550 and $35,777 respectively]. The remaining costs of $2,617 and $5,571 respectively [three and six months ended August 31, 2015 – $4,382 and $7,946 respectively] related principally to the costs of sub-contractors for services, warehousing, freight, warranty, overhead and other direct costs of sales.

        For the three and six months ended August 31, 2016, the Company recognized an impairment loss on inventory of $365 [three and six months ended August 31, 2015 – $730 and $1,025 respectively].

        The Company allocates overhead and labour to inventory. Included in cost of sales for the three and six months ended August 31, 2016 were overhead and labour allocations of $213 and $397 respectively [three and six months ended August 31, 2015 – $580 and $1,196 respectively]. Included in inventory at August 31, 2016 were overhead and labour allocations of $523 [February 29, 2016 – $551].

        The Company uses an outsourced manufacturing model in which most of the component acquisition and assembly of its products is executed by third parties. The Company's contract manufacturers currently have inventory intended for use in the production of its products, and the Company has purchase orders or demand forecasts in place for raw materials and manufactured products with these contract manufacturers. The value of the inventory held by the Company's primary contract manufacturer at August 31, 2016 was $13,585 [February 29, 2016 – $16,848].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

7. OTHER CURRENT ASSETS

        Other current assets are comprised of the following:

	August 31, 2016	February 29, 2016
Deposits on inventory	215	670
Prepaid expenses	1,496	1,355
Indirect taxes (net)	610	610
Deferred financing costs	—	18
Receivable from contract manufacturers and other items	72	124

Total other current assets	2,393	2,777

8. PROPERTY AND EQUIPMENT

        Property and equipment are apportioned as follows:

	August 31, 2016			February 29, 2016
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test and research & development equipment	24,419	22,162	2,257	2,655
Computer hardware	3,703	3,593	110	213
Production fixtures	2,567	2,050	517	559
Leasehold improvements	1,081	1,006	75	103
Other	1,600	1,467	133	172

Total	33,370	30,278	3,092	3,702

        Depreciation expense relating to the above property and equipment was allocated to operating expenses as follows:

	Three months ended		Six months ended
	August 31, 2016	August 31, 2015	August 31, 2016	August 31, 2015
Research and development	73	101	156	187
Sales and marketing	9	10	17	21
General and administrative	376	387	754	762

	458	498	927	970

        Depreciation expense includes amortization of assets recorded under capital lease.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

9. INTANGIBLE ASSETS

        Intangible assets are apportioned as follows:

	August 31, 2016			February 29, 2016
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Infrastructure Systems Software and Computer Software	7,102	6,607	495	623

        For the three and six months ended August 31, 2016, the Company recognized amortization of intangible assets of $94 and $184 respectively [August 31, 2015 – $149 and $332 respectively]. The Company estimates that it will recognize $251, $239 and $5 respectively for the next three succeeding years.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liabilities are apportioned as follows:

	August 31, 2016	February 29, 2016
Trade payables	13,590	11,858
Accrued liabilities	5,815	5,830
Termination fee	3,486	3,337
Payroll related accruals	1,084	1,257
Warranty accrual	855	926
Income taxes payable	455	555
Capital lease obligation	58	69

Total accounts payable and accrued liabilities	25,343	23,832

        On April 10, 2013, the Company announced changes to its existing operational framework with Nokia. Included in the changes was an agreement to a termination fee in the amount of $8,668 to be paid to Nokia in installments. Payments totaling $4,351 were made by the year ended February 29, 2016. As at August 31, 2016 the liability is valued at $3,486 and is considered short term in nature [February 29, 2016 – $3,337 short term].

        Warranty accrual:

        The Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty, which vary by customer, product, or service and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (Continued)

        The following table details the changes in the warranty accrual for the respective periods:

	Three Months Ended		Six Months Ended
	August 31, 2016	August 31, 2015	August 31, 2016	August 31, 2015
Balance at the beginning of the period	871	692	926	678
Accruals	249	979	693	1,131
Utilization	(265)	(198)	(764)	(336)

Ending Balance	855	1,473	855	1,473

11. DEBT FACILITY

        The Company has established a credit facility with Comerica Bank and Export Development Canada. This asset based credit facility was for a total of $40,000 plus $4,000 for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. The Company had drawn $17,030 on the facility as at August 31, 2016 [February 29, 2016 – $22,152], and $1,862 against its letter of credit facility [February 29, 2016 – $1,853].

        The credit facility which was extended on January 6, 2014, matured on June 1, 2016 and is secured by a first priority charge on all of the assets of DragonWave Inc. and its principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and were amortized over the 30 month term of the facility. During the three and six months ended August 31, 2016 the weighted average debt outstanding was $17,823 and $18,787 [three and six months ended August 31, 2015 – $33,436 and $33,038] and the Company recognized $328 and $680 in interest expense related to the debt facility [three and six months ended August 31, 2015 – $560 and $1,104] and expensed nil and $18 in deferred financing cost [three and six months ended August 31, 2015 – $14 and $28].

        The credit facility contains financial covenants including minimum tangible net worth requirements, minimum cash levels to be held at Comerica bank and minimum liquidity ratio requirements. The credit facility also imposes certain restrictions on the Company's ability to acquire capital assets above a threshold over a trailing six month period.

        On October 12, 2016, the Company has signed a fourth forbearance agreement which is valid until April 1, 2017, which identifies new minimum covenant levels reflecting the Company's revised financial plans. The forbearance agreement includes a requirement to hold a minimum of $1,000 at Comerica Bank. In addition, the forbearance agreement reduces the facility commitment from $40,000 to $30,000, includes additional compliance requirements and implements more frequent monitoring. Warrants to purchase 375,000 common shares will be issued to the lenders at an exercise price of $4.00 per share and will expire five years from the date of issuance. The Company is in ongoing negotiations with its lending partners to put in place a new long term debt facility.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

11. DEBT FACILITY (Continued)

        Subsequent to August 31, 2016, DragonWave Inc. has not made any payments on the debt facility.

12. SHAREHOLDERS' EQUITY

Number of shares authorized

        The Company has an unlimited amount of common shares authorized for issuance.

        On September 23, 2013 the Company completed a public offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 on a pre-consolidation basis, for aggregate gross proceeds of $25,011. After deducting commissions and listing expenses, the Company realized net proceeds of $22,434. Each unit consisted of one common share of the Company and three quarters of one warrant. Each whole warrant entitles the holder to purchase 1/25th of one common share at an exercise price of $2.80 per share following the August 8, 2016 public offering, until September 23, 2018, subject to certain adjustments. Upon issuance, the Company recognized a liability in the amount of $6,425 for the warrants, see Warrants section for further details.

        On February 2, 2016, the Company effected a share consolidation of the Company's common shares at a ratio of 1-for-25. As a result of the share consolidation, every 25 shares of the issued and outstanding common shares consolidated into one newly-issued outstanding common share. Each fractional share remaining after the share consolidation was cancelled. The number of outstanding stock options and restricted share units were proportionately adjusted by the consolidation ratio and the exercise prices correspondingly increased by the same consolidation ratio. All shares and exercise prices are presented on a post-consolidation basis in these consolidated interim financial statements.

        On April 11, 2016 the Company completed a registered direct offering. Under the terms of the offering, the Company issued and sold 599,998 units at $7.25, for aggregate gross proceeds of $4,350. After deducting commissions and listing expenses, the Company realized net proceeds of $4,014. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $8.50 per share until April 11, 2021. Upon issuance, the Company recognized a liability in the amount of $1,175 for the warrants, see Warrants section for further details.

        On August 8, 2016 the Company completed a public offering. Under the terms of the offering, the Company issued and sold 1,760,880 Class A units at $3.35 and 30,164 Class B units at $3.34, for aggregate gross proceeds of $6,000. After deducting commissions and expenses, the Company realized net proceeds of $5,277. Concurrent with the underwritten public offering in the United States, the Company issued an additional 63,000 Class A Units on a private placement basis to purchasers in Canada for additional gross proceeds of $211. Each Class A unit consisted of one common share, one five-year warrant (the "Long-Term Warrant") to purchase one common share and two six-month warrants (the "Short-Term Warrant"). Each Class B unit consisted of a pre-funded warrant (the "Pre-Funded Warrant") to purchase one common share, one Long-Term Warrant and two Short-Term Warrants. The Long-Term Warrants have an exercise price of $4.37 per share, are exercisable immediately and will expire on August 8, 2021. The Short-Term Warrants have an exercise price of $4.00 per share, are exercisable immediately and will expire on February 8, 2017. The Pre-Funded Warrants are exercisable immediately with no expiration date, are deemed purchased for a price of $3.34 per underlying common share by virtue of purchasing a Class B

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

12. SHAREHOLDERS' EQUITY (Continued)

Unit and have an exercise price of $0.01 per share. Upon issuance, the Company recognized a liability in the amount of $4,028 for the warrants, see Warrants section for further details.

Share based compensation plan

        On June 20, 2014 the Shareholders approved the adoption of a new Share Based Compensation Plan (the "Plan") to replace the Previous Plan. The Plan includes provision for granting of performance share units ("PSUs"), restricted share units ("RSUs"), deferred share units ("DSUs"), Bonus Shares (as defined in the Plan) and options to purchase common shares. Settlement of vested PSUs, RSUs and DSUs is effected by delivering common shares acquired in the open market and/or issued from treasury, or by making a cash payment equal to the number of PSUs, RSUs or DSUs multiplied by the volume weighted average trading price of the common shares on the applicable stock exchange for the five trading days preceding the settlement date, or by a combination of these methods. The manner of settlement for RSUs, PSUs and DSUs is determined by the Compensation Committee in its sole discretion. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate between six months to four years from the date of the option grant. All remaining outstanding options expire five years from the grant date, or upon termination of employment. The maximum number of common shares issuable under the Plan is 548,678, which represents 10% of the common shares issued and outstanding as at August 31, 2016.

        The following is a summary of stock option activity:

	Three and six months ended August 31, 2016		Three and six months ended August 31, 2015
	Options	Weighted Average Exercise Price (CAD)	Options	Weighted Average Exercise Price (CAD)
Options at February 29, 2016 and February 28, 2015	276,728	$32.82	159,421	$76.34
Granted	82,025	$6.22	59,608	$19.29
Exercised	(288)	$3.00	—	$—
Forfeited	(16,205)	$131.67	(7,283)	$182.77

Options at May 31, 2016 and 2015	342,260	$21.79	211,746	$56.62

Granted	5,120	$7.32	160	$14.50
Exercised	(11,893)	$3.00	—	$—
Forfeited	(26,117)	$33.48	(20,359)	$93.78

Options at August 31, 2016 and 2015	309,370	$21.28	191,547	$52.63

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

12. SHAREHOLDERS' EQUITY (Continued)

        The following table shows the weighted average values used in determining the fair value of options granted during the three months ended August 31, 2016 and August 31, 2015:

	August 31, 2016	August 31, 2015
Volatility	104.6%	80.7%
Risk free rate	0.61%	0.66%
Dividend yield	Nil	Nil
Average expected life	3.97 yrs	3.97 yrs

        The 5,120 and 87,145 options granted during the three and six months ended August 31, 2016 were determined to have a fair value of $20 and $295 respectively [three and six months ended August 31, 2015 – 160 options valued at $1 and 59,768 options valued at $521].

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on August 31, 2016:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of options	Weighted average remaining contractual life (yrs)	Weighted average exercise price (CAD)	Quantity of options	Weighted average remaining contractual life (yrs)	Weighted average exercise price (CAD)
$3.00	$3.25	88,038	4.23	$3.00	88,038	4.23	$3.00
$3.26	$6.78	78,912	4.69	$6.10	1,937	4.36	$3.50
$6.79	$21.00	49,019	3.84	$18.02	14,991	3.72	$19.24
$21.01	$54.88	59,399	2.48	$46.80	43,816	2.40	$44.83
$54.89	$98.25	34,002	1.33	$63.98	30,580	1.29	$64.80

		309,370	3.63	$21.28	179,362	3.24	$25.12

        The Company has recognized $160 and $375 for the three and six months ended August 31, 2016 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [three and six months ended August 31, 2015 – $212 and $460]. Stock compensation expense was allocated to operating expenses as follows:

	Three Months Ended		Six Months Ended
	August 31 2016	August 31 2015	August 31 2016	August 31 2015
Research and development	38	41	97	85
Sales and marketing	51	42	120	89
General and administrative	71	129	158	286

	160	212	375	460

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

12. SHAREHOLDERS' EQUITY (Continued)

        As at August 31, 2016, compensation costs not yet recognized relating to stock option awards outstanding is $1,184 [February 29, 2016 – $1,476] net of estimated forfeitures. Performance vesting awards will vest as performance conditions are met. Compensation will be adjusted for subsequent changes in estimated forfeitures.

        The total intrinsic value of options exercised during the three and six months ended August 31, 2016 is $22 [August 31, 2015 – Nil].

        The intrinsic value associated with fully vested options at August 31, 2016 is $55 [February 29, 2016 – Nil].

Restricted Share Units (RSU's)

        The Company has recognized nil for the three and six months ended August 31, 2016 as compensation expense for restricted share units, with a corresponding credit to contributed surplus [three and six months ended August 31, 2015 – $13 and $39].

Restricted shares & employee share purchase plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. The Company will match the employees' contribution at a rate of 25%. During the three and six months ended August 31, 2016 a total of 218 and 384 common shares were purchased by employees at fair market value, while the Company issued 54 and 94 common shares, net of forfeitures, as its matching contribution during the three and six months ended August 31, 2016. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest, with a corresponding credit to contributed surplus. The total fair value of the shares earned during the three and six months ended August 31, 2016 was $3 and $6 [three and six months ended August 31, 2015 – $3 and $6]. The fair value of the unearned ESPP shares as at August 31, 2016 was $2 [August 31, 2015 – $13]. The number of shares held for release, and still restricted under the plan at August 31, 2016 was 679 [August 31, 2015-915].

Warrants

        Effective May 30, 2007, the Company granted warrants to purchase up to 5,050 common shares of the Company at a price of $88.75 CAD per share. The warrants expire 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in 31,562 warrants being eligible for exercise. Each whole warrant entitles the holder to purchase 1/25th of one common share of the Company.

        On September 23, 2013 the Company completed a public offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 on a pre-consolidation basis, for aggregate gross proceeds of $25,011. Equity issuance expenses relating to the offering totaled $2,576 of which $662 was expensed as the proportionate warrant costs. Each unit consisted of one common share of the Company and three quarters of one warrant (warrants issued – 8,932,500). Each whole warrant entitles the holder to purchase 1/25th common share of the Company at an exercise price of $2.80 per share until September 23,

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

12. SHAREHOLDERS' EQUITY (Continued)

2018 following the August 8, 2016 equity financing undertaken by the Company. In the event of a fundamental transaction the Company may be required to settle the warrants with a cash payment. As a result, the Company recognized a warrant liability of $6,425 which represented the estimated fair value of the liability as at September 23, 2013. The warrant liability is adjusted quarterly to its estimated fair value. Increases or decreases in the fair value of the warrants are presented as "Fair value adjustment – warrant liability" in the consolidated statement of operations. As at August 31, 2016, 2,088,750 warrants were outstanding. During the three and six months ended August 31, 2016 the Company realized a gain in the amount of $42 and a loss of $100 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability of $103.

        On August 1, 2014 the Company completed a public offering. Under the terms of the offering, the Company issued and sold 15,927,500 units at $1.80 CAD on a pre-consolidation basis for aggregate gross proceeds of $28,670 CAD. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase 1/25th of one common share of the Company at an exercise price of $56.25 CAD per share until August 1, 2016, subject to certain adjustments. Equity issuance expenses relating to the offering totaled $2,275 of which $221 was expensed as the proportionate warrant costs. As a result of the offering, the Company issued warrants totaling 7,963,750 and recognized a warrant liability of $2,551 which represented the estimated fair value of the liability as at August 1, 2014. During the three and six months ended August 31, 2016 the Company realized a gain in the amount of $122 and $117 in the consolidated statement of operations which represented the change in fair value of the warrant liability.

        On April 11, 2016 the Company completed a registered direct offering. Under the terms of the offering, the Company issued and sold 599,998 units at $7.25, for aggregate gross proceeds of $4,350. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $8.50 per share until April 11, 2021, subject to certain adjustments. Equity issuance expenses relating to the offering totaled $428 of which $92 was expensed as the proportionate warrant costs. As a result of the offering, the Company issued 299,999 warrants and recognized a warrant liability of $1,175 which represented the estimated fair value of the liability as at April 11, 2016. During the three and six months ended August 31, 2016 the Company realized a gain in the amount of $438 and $829 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability of $346.

        On August 8, 2016 the Company completed a public offering. Under the terms of the offering, the Company issued and sold 1,760,880 Class A units at $3.35 and 30,164 Class B units at $3.34, for aggregate gross proceeds of $6,000. After deducting commissions and expenses, the Company realized net proceeds of $5,277. Concurrent with the underwritten public offering in the United States, the Company issued an additional 63,000 Class A Units on a private placement basis to purchasers in Canada for additional gross proceeds of $211. Each Class A unit consisted of one common share, one five-year warrant (the "Long-Term Warrant") to purchase one common share and two six-month warrants (the "Short-Term Warrant"). Each Class B unit consisted of a pre-funded warrant (the "Pre-Funded Warrant") to purchase one common share, one Long-Term Warrant and two Short-Term Warrants. The Long-Term Warrants have an exercise price of $4.37 per share, are exercisable immediately and will expire on August 8, 2021. The Short-Term Warrants have an exercise price of $4.00 per share, are exercisable immediately and will expire on February 8, 2017. The Pre-Funded Warrants are exercisable immediately with no expiration date, are

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

12. SHAREHOLDERS' EQUITY (Continued)

deemed purchased for a price of $3.34 per underlying common share by virtue of purchasing a Class B Unit and have an exercise price of $0.01 per share. The Pre-Funded Warrants were fully exercised on August 25, 2016. Equity issuance expenses relating to the offering totaled $723 of which $469 was expensed as the proportionate warrant costs. As a result of the offering, the Company issued 1,854,044 Long-Tem Warrants and 3,708,088 Short-Term Warrants and recognized a warrant liability of $4,028 which represented the estimated fair value of the liability as at August 31, 2016.

        The following is a summary of outstanding warrants:

	August 31, 2016
	Warrants Outstanding	Shares Purchasable	Exercise Price	Termination date
May 2007 Issuance	31,562	1,262	$88.75 CAD	May 30, 2017
September 2013 Issuance	2,088,750	83,550	$2.80	September 23, 2018
April 2016 Issuance	299,999	299,999	$8.50	April 11, 2021
August 2016 Issuance – short-term warrants	3,708,088	3,708,088	$4.00	February 8, 2017
August 2016 Issuance – long-term warrants	1,854,044	1,854,044	$4.37	August 8, 2021

Total	7,982,443	5,946,943

13. NET LOSS PER SHARE

        Basic loss per share is calculated by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

        As at August 31, 2016 a total of 309,370 options and 7,982,443 warrants have been excluded from the diluted net loss per share calculations, as their effect would have been anti-dilutive.

        The following table illustrates the net loss per share during the three and six months ended excluding the effect of outstanding options and warrants:

	Three months ended		Six months ended
	August 31, 2016	August 31, 2015	August 31, 2016	August 31, 2015
Net loss attributable to shareholders	(3,938)	(20,972)	(8,038)	(26,926)
Weighted average number of shares outstanding	4,085,920	3,014,892	3,716,149	3,013,417

Basic Net Loss / Dilutive Loss per share	$(0.96)	$(6.96)	$(2.16)	$(8.94)

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

14. COMMITMENTS AND CONTINGENCIES

        Future minimum operating lease payments per fiscal year that relate to office and warehouse space in various countries as at August 31, 2016 are as follows:

2017	457
2018	136
2019	10

603

        In January 2016, a customer in India initiated an arbitration process with the Company to resolve the dispute over inventory shipped to this customer in June 2015, with a value of $4,707. The customer has now submitted its claim statement, which discloses an aggregate claim amount of approximately $5,100 in respect of, among other things, damages claimed with respect to lost revenue, import duties, and inventory replacement costs. The Company believes that the claim has no merit. The Company has booked the value of the inventory provided to the customer as an asset with a value of $4,600. The Company has not received any payment with respect to this inventory. The Company submitted a counter-claim in June 2016 for the full value of the contract and damages. The arbitration meetings are held on a regular basis but since no decision has been made as of the date of this report, the outcome of this matter is not determinable.

        A complaint for patent infringement against the Company was filed but not served on September 9, 2016. The Company believes that it has no merit and intends to vigorously defend itself in this matter.

        See Note 6 for the discussion on the purchase order commitments with contract manufacturers.

15. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

Categories for financial assets and liabilities

        The following table summarizes the carrying values of the Company's financial instruments:

	August 31, 2016	February 29, 2016
Assets held at fair value (A)	7,471	4,277
Loans and receivables (B)	13,951	19,110
Other financial liabilities (C)	41,005	44,434
Liabilities held at fair value (D)	4,477	120

(A)
Includes cash and cash equivalents

(B)
Includes trade receivables and other miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, payroll related accruals, debt facility and termination fee

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

15. FINANCIAL INSTRUMENTS (Continued)

(D)
Includes warrant liability

        The Company classifies its fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value.

        Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

        Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

        Level 3 – Significant unobservable inputs which are supported by little or no market activity.

        Cash and cash equivalents are measured using Level 1 inputs.

        The September 23, 2013 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used at August 31, 2016 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 75%, and a risk free spot rate term structure.

        The April 11, 2016 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used at August 31, 2016 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 75%, and a risk free spot rate term structure.

        The August 8, 2016 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used at August 31, 2016 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 75%, and a risk free spot rate term structure.

        As at August 31, 2016 the Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	4,477	4,477

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

15. FINANCIAL INSTRUMENTS (Continued)

        As at February 29, 2016, the Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	3	3

        A reconciliation of the Level 3 warrant liability measured at fair value for the three and six months ended August 31, 2016 follows:

	Warrants	$
Balance at February 29, 2016	2,088,750	3
Warrant issuance	299,999	1,175
Fair value adjustment – warrant liability	—	(249)

Balance at May 31, 2016	2,388,749	929

Warrant issuance	5,562,132	4,028
Fair value adjustment – warrant liability	—	(480)

Balance at August 31, 2016	7,950,881	4,477

Interest rate risk

        Cash and cash equivalents and the Company's debt facility which has interest rates with market rate fluctuations expose the Company to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the three and six months ended August 31, 2016 was $354 and $718 on the Company's cash, cash equivalents, and debt facility [three and six months ended August 31, 2015 – expense of $547 and $1,064].

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. The Company minimizes credit risk on trade receivables and other receivables, and cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, the Company may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in the Company's operating expenses incurred in foreign currencies with gains or losses on the

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

15. FINANCIAL INSTRUMENTS (Continued)

forward contracts. As at August 31, 2016 and August 31, 2015, the Company had no forward contracts in place.

        As of August 31, 2016, if the US dollar had appreciated 1% against all foreign currencies to which the Company is exposed, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in an increase in after-tax net loss of $10 for the three and six months ended August 31, 2016 [three and six months ended August 31, 2015 – increase of $35], with an equal and opposite effect if the US dollar had depreciated 1% against all foreign currencies at August 31, 2016.

Liquidity risk

        A risk exists that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at August 31, 2016, the Company had cash and cash equivalents totaling $7,471 [February 29, 2016 – $4,277]. See Note 1 for further discussion of liquidity risk associated with the Company and Note 11 for details of the debt facility requirement.

16. SEGMENTED INFORMATION

        The Company operates in one operating segment – broadband wireless backhaul equipment.

        The Company analyzes its sales according to geographic region and targets product development and sales strategies by region. The following table presents total revenues by geographic location through direct and indirect sales and through its Original Equipment Manufacturer (OEM) partner, Nokia:

	Three Months Ended August 31, 2016				Three Months Ended August 31, 2015
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	771	—	771	6%	898	—	898	3%
Europe, Middle East & Africa	1,424	2,895	4,319	33%	2,060	7,767	9,827	37%
India	1,952	212	2,164	16%	7,307	1,412	8,719	32%
United States	3,581	—	3,581	27%	5,382	19	5,401	20%
Rest of World	2,380	15	2,395	18%	1,379	693	2,072	8%

	10,108	3,122	13,230	100%	17,026	9,891	26,917	100%

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

16. SEGMENTED INFORMATION (Continued)

	Six Months Ended August 31, 2016				Six Months Ended August 31, 2015
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	1,416	—	1,416	6%	1,580	—	1,580	3%
Europe, Middle East & Africa	2,318	7,507	9,825	38%	3,667	19,270	22,937	43%
India	3,405	266	3,671	14%	10,572	1,985	12,557	24%
United States	7,016	—	7,016	27%	11,342	19	11,361	21%
Rest of World	3,733	114	3,847	15%	2,465	2,357	4,822	9%

	17,888	7,887	25,775	100%	29,626	23,631	53,257	100%

        The Company has shown revenue by the customers' purchasing entities' geographic location, except in cases where the geographic location of the product deployment is explicitly known.

17. ECONOMIC DEPENDENCE

        For the three months ended August 31, 2016, the Company was dependent on three key customers with respect to revenue. These customers represented approximately 24%, 13% and 11% of sales during that three month period [three months ended August 31, 2015 – three customers represented 37%, 26% and 10%].

        The Company was dependent on three key customers with respect to revenue in the six months ended August 31, 2016. These customers represented approximately 31%, 14% and 10% of sales for the six months ended August 31, 2016 [six months ended August 31, 2015 – two customers represented 44% and 19%].

18. INCOME TAXES

        The Company accrues tax expenses for entities located in foreign jurisdictions that are anticipated to be profitable for fiscal year 2017. The determination of the Company's tax provision is based on the statutory tax rates applicable in each region and takes into account any available tax losses in each country. For the three and six months ended August 31, 2016, the Company recognized tax expenses of $220 and $382 [three and six months ended August 31, 2015 – $1,620 and $1,687].

19. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year.

QuickLinks

  Exhibit 99.2
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS Expressed in US $000's except share and per share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's (Unaudited)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY Expressed in US $000's except share amounts (Unaudited)
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts (Unaudited)